FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
4836 • E-mail: fw@fairwind.com.hk


07023727

Our Ref.: S/7911/94 LTO/kk

MAY 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):

(1) circular dated 11 May 2007
(2) proxy form for extraordinary general meeting
(3) notice of extraordinary general meeting

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 23 A 7:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.





華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Resources Enterprise, Limited (the "Company") will be held immediately after an annual general meeting of the Company to be convened at 3:30 p.m. on Thursday, May 31, 2007 (or at 4:30 p.m. on the same day if no such annual general meeting is held) at 50th floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolution, with or without amendments as ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** a conditional share sale and purchase agreement dated April 19, 2007 ("Agreement") made between (i) the Company (as vendor), and (ii) China Petrochem & Chemical Corporation ("Sinopec") and (iii) Sinopec (Hong Kong) Limited, a wholly-owned subsidiary of Sinopec (a copy of which marked "A" is produced to the meeting and signed by the Chairman for the purpose of identification) relating to the acquisition by Sinopec of the entire issued share capital of China Resources Petrochems Investments Limited at a consideration of HK$4,000,000,000 to be satisfied by cash and the transactions contemplated therein be and are hereby approved and the managing director of the Company or any director as delegated by him be and is hereby authorized on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do any other and all acts and things as they may in their discretion consider to be desirable and/or necessary in the interests of the Company for the purpose of, or in connection with, the implementation and/or enforcement of the provisions of the Agreement."

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, May 11, 2007

Registered office:
39th Floor, China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Notes:

1. Every member entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited to the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the extraordinary general meeting.

3. According to Rule 13.39(4) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), any vote taken at the extraordinary general meeting shall be taken by poll. The Company shall announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

4. A circular of the Company dated May 11, 2007 in relation to the disposal of the entire equity interest in China Resources Petrochems Investments Limited by the Company under the Agreement can be viewed and downloaded from the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

5. The executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

The Standard 11/5/2007



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Form of proxy for use at the Extraordinary General Meeting (or any adjournment thereof) of China Resources Enterprise, Limited (the "Company") to be held immediately after an annual general meeting of the Company to be convened at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, May 31, 2007 at 3:30 p.m. (or at 4:30 p.m. on the same day if no such annual general meeting is held)

I/We[1] ____________________

of ____________________

being the registered holder(s) of[2] ____________ shares of HK$1.00 each in the capital of the Company,

HEREBY APPOINT[3] the Chairman of the meeting or ____________________

of ____________________

or failing him ____________________

of ____________________

as my/our proxy to act for me/us at the Extraordinary General Meeting of the Company to be held immediately after an annual general meeting of the Company to be convened at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, May 31, 2007 at 3:30 p.m. (or at 4:30 p.m. on the same day if no such annual general meeting is held) or at any adjournment thereof for the purpose of considering and, if thought fit, passing the Ordinary Resolution, with or without modifications, as set out in the notice convening the said Meeting and at such Meeting (or at any adjournment thereof) to vote on my/our behalf in respect of the said Ordinary Resolution as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.[4]

	For	**Against**	**At the discretion of proxy**	**Abstain**
Ordinary Resolution				

Dated this ____________ day of ____________ 2007

Signature[5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK "✓" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK "✓" IN THE RELEVANT BOX MARKED "AGAINST". IF YOU WISH TO ALLOW YOUR PROXY TO CAST HIS VOTES ON THE RESOLUTION AT HIS DISCRETION, TICK "✓" IN THE RELEVANT BOX MARKED "AT THE DISCRETION OF PROXY". IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK "✓" IN THE RELEVANT BOX MARKED "ABSTAIN".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the extraordinary general meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.
8. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.
10. ANY ALTERATIONS MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.



華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號:291)

出席華潤創業有限公司(以下簡稱「本公司」)於二零零七年五月三十一日(星期四)下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會後隨即舉行的股東特別大會或其任何續會(若股東週年大會並未舉行,則股東特別大會將於同日下午四時三十分舉行)適用之代表委任表格

本人/吾等(附註一) ____________________

地址為 ____________________

為本公司股本中每股面值1.00港元股份共 ____________________ 股(附註二)之登記持有人,

茲委任大會主席或(附註三) ____________________

地址為 ____________________

或如其未能出席,則委任 ____________________

地址為 ____________________

為本人/吾等之代表人,代表出席本公司於二零零七年五月三十一日(星期四)下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會後隨即舉行的股東特別大會或其任何續會(若股東週年大會並未舉行,則股東特別大會將於同日下午四時三十分舉行),以省覽及酌情通過大會通告所載普通決議案(不論有否修訂),並在該股東特別大會或其任何續會上,代表本人/吾等按如下所示投票,或如無指示,則由本人/吾等之代表人酌情投票。(附註四)

	贊成	反對	由代表決定	棄權
普通決議案				

日期:二零零七年 ____________________

股東簽署:(附註五) ____________________

附註:

一、 請用正楷填上姓名及地址。

二、 請填上以 閣下名義登記每股面值1.00港元之股份數目。如未有填上股數,則本代表委任表格得被視為與全部以 閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表,請將「大會主席或」字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。**本如未填上姓名,即由大會主席擔任 閣下的代表。**

四、 **註意: 閣下如欲投票贊成一項決議案,請在有關決議案之「贊成」欄內填上「✓」號。 閣下如欲投票反對一項決議案,請在有關決議案之「反對」欄內填上「✓」號。如 閣下擬准許代表可自行就任何決議案酌情投票,請在有關決議案之「由代表決定」欄內填上「✓」號。如 閣下擬就任何決議案投棄權票,請在有關決議案之「棄權」欄內填上「✓」號。**如在每一事項的任何空欄內並無填上任何指示,則 閣下之代表可自行就有關決議案酌情投票。 閣下之代表亦可自行就大會通告未有列載但在大會上正式提呈的任何決議案酌情投票。

五、 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司,則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人,則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票,猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議,則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本,並盡快交回惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處,地址為香港灣仔港灣道26號華潤大廈39樓,方為有效。

八、 任何有權出席大會及於大會上投票的股東,皆有權委任一位或多位受委代表代其出席大會及於會上投票。受委代表毋須為本公司之股東,但須親自出席大會以代表 閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。

十、 代表委任表格之每項更改,均須由簽署人簡簽示可。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee, or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MAJOR TRANSACTION

DISPOSAL OF THE COMPANY'S PETROLEUM DISTRIBUTION BUSINESS IN HONG KONG

A notice convening an extraordinary general meeting of the Company to be held immediately after an annual general meeting of the Company to be convened at 3:30 p.m. on Thursday, May 31, 2007 (or at 4:30 p.m. on the same day if no such annual general meeting is held) at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong, is set out on pages 22 to 23 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you are able to attend and vote at the extraordinary general meeting, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return it to the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from subsequently attending and voting in person at the extraordinary general meeting or any adjourned meeting should you so wish.

May 11, 2007

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Agreement"	A sale and purchase agreement dated April 19, 2007 relating to the Disposal
"Associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	The board of directors of the Company
"Chinese Mainland"	The PRC excluding Hong Kong
"Circular"	A circular of the Company dated May 11, 2007
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on the Stock Exchange (Stock Code: 291)
"Completion"	Completion of the Agreement
"Completion Date"	Date of Completion
"Conditions"	The conditions precedent for the Completion
"CRH"	China Resources (Holdings) Company Limited, the immediate holding company of the Company interested in about 51.96% of the Company's issued share capital as at the Latest Practicable Date, a company incorporated in Hong Kong with limited liability
"CRH Group"	CRH and its subsidiaries other than the Group
"CRPI"	China Resources Petrochems Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by the Company. CRPI is the holding company of the Company's petroleum distribution business in Hong Kong
"CRPI Group"	CRPI and its subsidiaries
"Disposal"	Disposal of the entire equity interest in CRPI by the Company under the Agreement
"Directors"	The directors of the Company

"EGM"	An extraordinary general meeting of the Company to be held immediately after an annual general meeting of the Company to be convened at 3:30 p.m. on Thursday, May 31, 2007 (or at 4:30 p.m. on the same day if no such annual general meeting is held) at 50th floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and any adjournment thereof
"Group"	the Company and its subsidiaries
"HK GAAP"	Accounting principles generally accepted in Hong Kong
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	The shareholder(s) of the Company other than CRH and its Associates as CRH considers itself having a material interest in the Disposal and hence decides that it and its Associates will abstain from voting at the EGM
"Latest Practicable Date"	May 7, 2007, being the latest practicable date for ascertaining certain information for inclusion in the Circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Sinopec"	中國石油化工股份有限公司 (China Petroleum & Chemical Corporation), a company incorporated in the PRC and listed on the Stock Exchange (stock code: 386), the Shanghai Stock Exchange, the London Stock Exchange and the New York Stock Exchange and a constituent stock of the Hong Kong Hang Seng Index. Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations
"Share(s)"	Share(s) of HK$1.00 each in the capital of the Company
"Shareholder(s)"	Holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Special Dividend"	A special dividend of HK$0.6 per Share intended to be declared by the Company shortly after the Completion
"HK$" and "cent(s)"	Hong Kong dollar(s) and cent(s), the lawful currency of Hong Kong



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

Executive directors:
Song Lin *(Chairman)*
Chen Shulin *(Managing Director)*
Keung Chi Wang, Ralph *(Deputy Managing Director)*
Wang Qun *(Deputy Managing Director)*
Lau Pak Shing *(Deputy Managing Director)*
Kwong Man Him *(Deputy Managing Director)*

Non-executive directors:
Qiao Shibo
Yan Biao
Jiang Wei
Wang Shuaiting
Xie Shengxi

Independent non-executive directors:
Chan Po Fun, Peter
Houang Tai Ninh
Li Ka Cheung, Eric
Cheng Mo Chi
Bernard Charnwut Chan
Siu Kwing Chue, Gordon

Registered office and Head Office:
39th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

May 11, 2007

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

In an announcement of the Company dated April 19, 2007, the Board announced that the Company has, on the same date, entered into a conditional agreement with Sinopec for the disposal of its 100% equity interest in CRPI at a cash consideration of HK$4,000 million. Prior to the Completion, CRPI is a wholly owned subsidiary of the Company and the holding company of the Group's petroleum distribution business in Hong Kong.

The proceeds from the Disposal will be used by the Group for general working capital and the payment of the Special Dividend. Taking into account the current financial position and future funding needs of the Group, it is intended that the Special Dividend of HK$0.6 per Share, being approximately HK$1,424 million, based on the issued share capital of the Company as at the Latest Practicable Date, representing approximately 36% of the proceeds, will be declared by the Company shortly after the Completion and the remaining of the proceeds of approximately HK$2,576 million will be used for general working capital for the further expansion and development of the core businesses of the Group. Details of the Special Dividend arrangement will be announced by the Company shortly after the Completion.

THE AGREEMENT

Date: April 19, 2007

Vendor: The Company

Purchaser: Sinopec or its designated wholly owned subsidiary

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, Sinopec is a third party independent of the Company and its connected persons (as defined under the Listing Rules).

Assets to be disposed: The entire equity interest in CRPI. Following the Completion, the Company will cease to have any interest in CRPI and CRPI will cease to be a subsidiary of the Company.

Consideration: HK$4,000 million

Payment arrangement: The consideration for the Disposal shall be satisfied in cash, payable on Completion.

Conditions precedent: Completion is conditional upon the fulfillment of the following Conditions:

i. the passing of a resolution by the Shareholders at the EGM; and

ii. all necessary consents, confirmations and approvals (or waivers) in respect of the Disposal required by Sinopec from the following government departments of the PRC: (i) National Development and Reform Commission, (ii) Ministry of Commerce and (iii) State Administration of Foreign Exchange.

As at the Latest Practicable Date, none of the Conditions has been fulfilled.

Completion: Subject to the terms of the Agreement and the fulfilment of the Conditions, Completion is expected to take place on June 29, 2007 (or, if earlier, on the 15th business day after the satisfaction of the Conditions).

Long Stop Date: If the Conditions are not satisfied on or before June 30, 2008 (or such other day as may be agreed between the Company and Sinopec), the Agreement shall lapse and be of no further effect and the parties thereto shall have no liability to the other, save for antecedent breaches.

INFORMATION ON CRPI

CRPI is the holding company of the CRPI Group in respect of the petroleum distribution business of the Group in Hong Kong and is principally engaged in the following businesses:

- the transportation, storage and marketing of petroleum products, including gas oil, fuel oil, kerosene, jet fuel, gasoline and lubricants, to both the wholesale and retail markets in Hong Kong, comprising petrol and LPG petrol filling stations, petrol filling stations, LPG gas filling stations;
- the distribution of LPG gas in Hong Kong;
- the ownership and operation of oil tankers, gas tanker and small to medium size vessels, which are employed exclusively by the oil distribution operation.

The audited consolidated net profits before taxation, extraordinary items and minority interests and the net profits attributable to shareholders of CRPI in respect of the two financial years ended December 31, 2006 prepared under HK GAAP are as follows:

CRPI	**Year ended December 31**	
HK$ million	**2005**	**2006**
	(audited)	*(audited)*
Consolidated net profits before taxation, extraordinary items and minority interests	671.1	388.8
Consolidated net profits attributable to shareholders	522.6	329.0

The CRPI Group used to be the holding company of the Group's entire petroleum and related products distribution businesses in both Hong Kong and Chinese Mainland but the CRPI Group disposed most of the petroleum and related products distribution businesses in Chinese Mainland in 2005 and 2006. Based on the group structure of the CRPI Group as of the date of the Circular, the unaudited net profits (both before and after taxation and extraordinary items) attributable to the assets subject to the Disposal (being

the Group's entire petroleum distribution businesses in Hong Kong) for the two financial years ended December 31, 2006 are as follows:

Attributable to the assets subject to the Disposal	**Year ended December 31**	
HK$ million	**2005**	**2006**
	(audited)	*(audited)*
Net profits before taxation, extraordinary items and minority interests	373.0	418.1
Net profits attributable to shareholders	314.3	359.4

The audited consolidated net asset of CRPI prepared under HK GAAP as of December 31, 2006 was approximately HK$1,663.9 million.

BASIS OF CONSIDERATION

The consideration of HK$4,000 million has been arrived at after arm's length negotiations between the Vendor and the Purchaser after taken into account, among others, the consolidated net profits of CRPI for the two years ended December 31, 2006 and the consolidated net asset value of CRPI as at the Completion Date, trading multiples of comparable companies in the oil and petroleum distribution industry in Hong Kong and the future prospects with reference to the prevailing commercial and business conditions in which the CRPI Group operates (including but not limited to the volatility of oil prices, intensified competition of the petroleum distribution industry in Hong Kong and the saturated market with limited growth opportunity).

The consideration is subject to a dollar for dollar adjustment after Completion if the audited consolidated net asset value of CRPI as at the Completion Date (prepared under HK GAAP) is less than or more than HK$1,600 million.

The consideration represents 12.2 times of the audited consolidated net profit of CRPI for the year ended December 31, 2006 of approximately HK$329 million and a premium of approximately 150.0% over the estimated audited consolidated net asset value of CRPI as at the date of Completion of approximately HK$1,600 million.

Based on the price earnings multiple and premium to net asset value, the future prospects and the track record of the CRPI Group, the Directors (including the independent non-executive Directors) consider that the terms of the Agreement are on normal commercial terms and the terms thereof are fair and reasonable and the Disposal is in the interest of the Shareholders as a whole.

FINANCIAL EFFECT OF THE DISPOSAL ON THE COMPANY

As the CRPI Group was profitable for the two financial years ended December 31, 2006, the loss of the profit contribution from the CRPI Group will lower the earnings of the Group in 2007. However, it is expected that the Group will recognise a gain on disposal upon completion of the Disposal for a year. Prior to Completion, the accounts of CRPI will continue to be consolidated in the accounts of the Group. Based on the consolidated net asset value of CRPI of approximately HK$1,600 million as at the Completion Date, it is estimated that the Company will recognise a gain on the Disposal of approximately HK$2,400 million in the consolidated accounts of the Company upon completion of the Disposal.

The consolidated assets and liabilities of the Group will be reduced by the assets and liabilities of the CRPI Group upon the Completion as CRPI is a wholly owned subsidiary of the Company and the Company will cease to have any interest in CRPI after the Completion. The consolidated net asset of the Group will initially be increased by the gain on disposal of CRPI of approximately HK$2,400 million immediately after the Completion. With the Special Dividend, the consolidated net asset of the Group will be reduced accordingly. As at the Latest Practicable Date, the issued and fully paid share capital of the Company were approximately HK$2,373 million. Based on such issued and fully paid share capital, the consolidated net asset of the Group will be reduced by some HK$1,424 million after payment of the Special Dividend.

REASONS FOR THE DISPOSAL

With an objective of becoming the largest consumer company in China, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer business and to divest the non-core businesses. As part of such restructuring program, the Group has completed the disposal of its piped gas business, chemical business and other petroleum related businesses in the Chinese Mainland in November, 2006. The Group has further decided to divest its petroleum and related products distribution businesses in Hong Kong as the Disposal will substantially complete the strategy of the Group in relation to the transformation of the Group's business into the core consumer business. Following the Completion, the Group will cease to be engaged in the petroleum and related products distribution businesses in Hong Kong and Chinese Mainland.

The proceeds from the Disposal will be used by the Group for general working capital and the payment of the Special Dividend. Taking into account the current financial position and future funding needs of the Group, it is intended that the Special Dividend of HK$0.6 per Share, being approximately HK$1,424 million, based on the issued share capital of the Company as at the Latest Practicable Date, representing approximately 36% of the proceeds, will be declared by the Company shortly after the Completion and the remaining of the proceeds of approximately HK$2,576 million will be used for general working capital for the further expansion and development of the core businesses of the Group. Details of the Special Dividend arrangement will be announced by the Company shortly after the Completion.

Shareholders and potential investors should be aware that payment of a special dividend by the Company is subject to the Completion. Accordingly, they are advised to exercise caution when dealing in the Shares.

INFORMATION ON THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer business in Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum and related products distribution as well as other investments.

In consistent with the Group's policy, the Group has been and will continue to review its business portfolio (including but not limited to businesses or assets which are outside the core portfolio or which lack critical mass). The Group currently does not have any definite plan or time table for the disposals of any business or asset which are outside the core portfolio or which lack critical mass.

LISTING RULES COMPLIANCE AND APPROVAL BY SHAREHOLDERS

The Agreement constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to, among other things, Shareholders' approval by majority vote at the EGM. Any Shareholder with a material interest in the Disposal and his Associates shall abstain from voting on resolution(s) approving the Disposal. The CRPI Group has been carrying on certain continuing transactions with the CRH Group in relation to the storage of petroleum and related products and the management of facilities at the oil depots at Tsing Yi and Chai Wan as set out in the circular of the Company dated November 1, 2000. The Company has been advised by CRH that CRH has entered into separate arrangements with Sinopec in relation to the oil depots. In light of the separate arrangements between CRH and Sinopec, CRH, as the controlling shareholder of the Company, considers itself having a material interest in the Disposal and hence decides that it and its Associates will abstain from voting at the EGM.

EXTRAORDINARY GENERAL MEETING

Notice of the EGM is set out on pages 22 to 23 of the Circular of which this letter forms part. A form of proxy for use at the EGM is enclosed with the Circular. Whether or not you are able to attend and vote at the EGM, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return it to the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from subsequently attending and voting in person at the EGM or any adjourned meeting should you so wish.

At any general meeting of the Company, resolutions put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing rules and/or other applicable laws and regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by (a) the chairman of the meeting; or (b) not less than five Shareholders present in person or by proxy and having the right to vote at the meeting; or (c) a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) a Shareholder or Shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring the right.

According to Rule 13.39(4) of the Listing Rules, any vote taken at the EGM shall be taken by poll. The Company shall announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

RECOMMENDATION

The Board considers that the Agreement was entered on normal commercial terms and the terms of the Disposal are fair and reasonable and believes that the resolution to be proposed at the EGM are in the interests of the Company and the Shareholders as a whole and recommends the Independent Shareholders to vote in favour of the resolution as set out in the notice of the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the further information contained in the appendices to the Circular and the notice of the EGM.

Yours faithfully,
By Order of the Board
China Resources Enterprise, Limited
Song Lin
Chairman

Statement of Indebtedness

At the close of business on March 31, 2007, being the latest practicable date for the purpose of ascertaining information contained in this section headed "Statement of Indebtedness" prior to the printing of the Circular, the Group had secured bank borrowings of approximately HK$201 million which were secured by fixed charges on certain fixed assets of the Group with an aggregate net book value of approximately HK$83 million; unsecured borrowings of approximately HK$9,418 million comprising bank loans of approximately HK$9,275 million, and other loans substantially from minority shareholders of certain subsidiaries of the Group to these subsidiaries of approximately HK$143 million; and obligations under finance leases of approximately HK$2 million. In addition, the Group had at that date contingent liabilities in respect of a guarantee for bank loan effectively provided to an associate of approximately HK$500 million.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have outstanding as at March 31, 2007 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptances (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, guarantees or other material contingent liabilities.

Working Capital Statement

The Directors are of the opinion that after taking into account the present internal financial resources of the Group, the estimated net proceeds of the Disposal and the Special Dividend of HK$0.60 per Share intended to be declared by the Company shortly after the Completion, the Group has sufficient working capital for its present requirements for at least the next 12 months from the date of the Circular.

Financial and trading prospects of the Group

Since the beginning of the current financial year, the core activities of the Group have remained to be retail, beverage, food processing and distribution, textile and property investments. Following the Completion, the Group will cease to be engaged in the non-core petroleum and related products distribution businesses in Hong Kong and Chinese Mainland.

Looking forward, the future expansion of the supermarket business of the Group will be very focused in terms of location and store format to establish dominance within the target district in the most efficient way. Of the four store formats of the supermarket business of the Group, the Group will open mainly hypermarket and standard supermarket depending on the local demographics and economies. The beverage business will continue to promote its national beer brand, "SNOW", and develop its beer distribution network along the coastal line and Yangtze River into the neighbouring areas to capitalize on the rising demand in the mainland beer market. The food processing and distribution business will continue to promote its "Ng Fung" brand as high quality fresh meat and develop a competent supply chain in the major cities of the Chinese Mainland from pig sourcing, slaughtering, meat production to retailing. Despite the challenging environment of the textile market, the Group will continue to establish its comparative advantage in high end yarn and nylon products to match strong overseas demand for high quality shirts and stockings and target denim causal wears to lead its garment export.

Responsibility Statement

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

Disclosure of Interests

Directors

As at the Latest Practicable Date and in accordance with the records of the Company maintained in accordance with the SFO and the Listing Rules and the confirmation provided by each Director, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the Directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be entered in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, were as follows:

(a) *Interests in issued ordinary shares and underlying shares of the Company*

Name of Directors	Long position/ Short position	Number of Shares	Number of underlying Shares [1]	Aggregate percentage of interest [2] (%)
Song Lin	Long position	1,800,000	–	0.08
Chen Shulin	Long position	2,412,000	–	0.10
Wang Qun	Long position	360,000	–	0.02
Lau Pak Shing	Long position	600,000	–	0.03
Kwong Man Him	Long position	1,194,000	–	0.05
Qiao Shibo	Long position	1,400,000	–	0.06
Yan Biao	Long position	1,000,000	–	0.04
Jiang Wei	Long position	240,000	–	0.01
Chan Po Fun, Peter	Long position Long position	336,000 170,000[3]	200,000	0.03
Houang Tai Ninh	Long position	–	200,000	0.01
Li Ka Cheung, Eric	Long position	–	200,000	0.01

1. This refers to underlying Shares covered by share options granted, such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in Shares and underlying Shares to the total issued share capital of the Company as at the Latest Practicable Date.

3. Such interest is held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.

4. Save as otherwise specified under note 3, interests disclosed hereunder are being held by each Director in his capacity as beneficial owner.

(b) *Interest in issued ordinary shares and underlying shares of associated corporations*

(i) Interests in issued ordinary shares and underlying shares of an associated corporation, China Resources Land Limited ("CR Land"):

Name of Directors	Long position/ Short position	Number of Shares	Number of underlying Shares [1]	Aggregate percentage of interest [2] (%)
Song Lin	Long position	–	900,000	0.03
Chen Shulin	Long position	700,000	–	0.02
Lau Pak Shing	Long position	–	500,000	0.01
Qiao Shibo	Long position	700,000	–	0.02
Yan Biao	Long position	1,992,000	–	0.06
Jiang Wei	Long position	892,000	–	0.03
Wang Shuaiting	Long position	200,000	540,000	0.02
Xie Shengxi	Long position	80,000	500,000	0.02

1. This refers to the number of underlying shares of CR Land covered by share options granted, such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at the Latest Practicable Date.

3. All interests disclosed above are being held by each Director in his capacity as beneficial owner.

(ii) Interests in issued ordinary shares and underlying shares of an associated corporation, China Resources Logic Limited ("CR Logic"):

Name of Directors	Long position/ Short position	Number of Shares	Number of underlying Shares [1]	Aggregate percentage of interest [2] (%)
Song Lin	Long position	2,018,000	8,900,000	0.39
Yan Biao	Long position	-	6,000,000	0.22
Jiang Wei	Long position	–	720,000	0.03
Wang Shuaiting	Long position	-	540,000	0.02
Xie Shengxi	Long position	–	450,000	0.02
Lau Pak Shing	Long position	1,316,000	-	0.05

1. This refers to the number of underlying shares of CR Logic covered by share options granted, such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at the Latest Practicable Date.

3. All interests disclosed above are being held by each Director in his capacity as beneficial owner.

(iii) Interests in issued ordinary shares and underlying shares of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

Name of Directors	Long position/ Short position	Number of Shares	Number of underlying Shares [1]	Aggregate percentage of interest [2] (%)
Song Lin	Long position	–	2,900,000	0.08
Chen Shulin	Long position	–	640,000	0.02
Wang Qun	Long position	–	500,000	0.01
Lau Pak Shing	Long position	-	200,000	0.01
Qiao Shibo	Long position	200,000	900,000	0.03
		–	30,000[3]	
Yan Biao	Long position	–	560,000	0.01
Jiang Wei	Long position	-	1,600,000	0.04
Wang Shuaiting	Long position	2,000,000	3,250,000	0.14
Xie Shengxi	Long position	–	700,000	0.02

1. This refers to the number of underlying shares of CR Power covered by share options granted, such options being unlisted physically settled equity derivatives.

2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at the Latest Practicable Date.

3. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

4. Save as otherwise specified in note 3, interests disclosed hereunder are being held by each Director in his capacity as beneficial owner.

Shareholders with notifiable interests and Substantial Shareholders

The Company

As at the Latest Practicable Date, other than the interests and short positions as disclosed above, so far as is known to the Directors, the following persons have interests or short positions in the Shares and underlying Shares as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

Name of interested party	Number of shares in which the interested party is deemed to have interests	Percentage of shareholding (%)
China Resources National Corporation ("CRNC")[1]	1,232,764,380	51.96
China Resources Co., Limited[1]	1,232,764,380	51.96
CRC Bluesky Limited[1]	1,232,764,380	51.96
CRH[1]	1,232,764,380	51.96
Commonwealth Bank of Australia[2]	212,545,767	8.96
J.P. Morgan Chase & Co.[3]	140,440,757	5.92

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC. The above reference to 1,232,764,380 Shares relate to the same block of Shares.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these Shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these Shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (note 4) in the respective following capacity:

Capacity	No. of Shares
Beneficial owner	4,496,700
Investment manager	48,502,000
Approved lending agent	87,442,057

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than the following corporation which was held by J.P. Morgan Chase & Co. in the manner described below, all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.:

Name of corporation	Percentage interest (direct or indirect) held by J.P. Morgan Chase & Co.
J.P. Morgan Securities Ltd.	98.95%

Substantial shareholders in other members of the Group

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the following persons were, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group:

Members of the Group	Name of substantial shareholding(s)	Percentage of shareholder (%)
Senica International Limited	(1) Cheung Kong Investment Company Limited	22.5
	(2) Crownmax Limited	22.5
China International Fisheries Corp (中國國際漁業公司)	中國水產總公司 (China National Fisheries Corp.)	49
C & G Fisheries Company Limited	Legon Fishing Company Limited	49
Chinese Wine Trading Company Limited 中國酒業貿易有限公司	Au Yeung Yik Fung 歐陽亦芃	10
Chung Kong Luen Livestock Company Limited 中港聯合生豬有限公司	(1) China Live Pigs Trading Limited 中國生豬貿易有限公司	15.59
	(2) Hong Kong Live Pigs Trading Limited 香港生豬貿易有限公司	15.59
	(3) Jointforce Trading Company Limited 聯能貿易有限公司	17.82

Members of the Group	Name of substantial shareholding(s)	Percentage of shareholder (%)
Fordex International Limited 和泰國際有限公司	Tai Kong Nam International Limited 大江南國際有限公司	49
五豐食品(深圳)有限公司 (Ng Fung Foods (Shenzhen) Co., Ltd.)	深圳市投資控股有限公司 (Shenzhen Investment Holding Co., Ltd.)	30
深圳市鹽海肉類綜合加工有限公司 (Shenzhen Yan Hai Meat Multi-Processing Co., Ltd.)	深圳市鹽田區果菜食品公司 (Shenzhen Yan Tian Vegetable & Foodstuffs Co.)	47
杭州五豐嘉興冷食有限公司 (Hangzhou NF Jiaxing Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40
杭州五豐冷食有限公司 (Hangzhou NF Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40
浙江潤豐冷食有限公司 (Zhejiang RunFeng Refrigerated Foods Co., Ltd.)	杭州商業資產經營(有限)公司 (Hangzhou Commercial Assets Operation (Limited) Company)	40
湖州五豐冷食有限公司 (Huzhou NF Refrigerated Food Co., Ltd.)	杭州冷氣製品廠 (Hangzhou Refrigerated Food Factory)	40
江西五豐食品有限公司 (Jiangxi Ng Fung Foodstuffs Co., Ltd.)	會昌縣精製米食公司 (Huichang Country Refined Rice Products Company)	42
江西五豐牧業有限公司 (Jiangxi Wufeng Stock-Raising Co., Ltd.)	江西省糧油食品進出口公司 (Jiangxi Cereals, Oils & Foodstuffs Import & Export Corp.)	49
江西五豐畜牧科技有限公司 (Jiangxi Wu Feng Science & Technology of Livestock Raising Co., Ltd.)	江西省糧油食品進出口公司 (Jiangxi Cereals, Oils & Foodstuffs Import & Export Corp.)	49
Kowloon Live Cattle Trading Limited 九龍生牛貿易有限公司	(1) Ip Moon Tong 葉滿堂	20
	(2) Keensky Company Limited 建天有限公司	20

Members of the Group	Name of substantial shareholding(s)	Percentage of shareholder (%)
Lian You Enterprise Company, Limited 聯友企業有限公司	四川新天地糧油食品進出口有限責任公司 (Sichuan NSL Cereals, Oils & Foodstuffs I/E Co., Ltd.)	49
Man Luen Hong Motor Company Limited 香港文聯運輸有限公司	中糧深圳糧油食品進出口公司 (Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company)	20
Ng Fung Slaughterhouse (Hong Kong) Company Limited 五豐屠房(香港)有限公司	Richgold Enterprises Limited 富高企業有限公司	30
上海五豐畜禽食品有限公司 (Shanghai Ng Fung Livestock Poultry & Foodstuff Co., Ltd.)	上海市食品進出口公司 (Shanghai Foodstuffs Import & Export Corp)	49
上海五豐上食畜牧有限公司 (Shanghai Ng Fung Shangshi Livestock Co., Ltd.)	錦江國際(集團)有限公司 (Jin Jiang International Holdings Co., Ltd.)	49
上海五豐上食食品有限公司 (Shanghai Ng Fung Shangshi Food Co., Ltd.)	錦江國際(集團)有限公司 (Jin Jiang International Holdings Co., Ltd.)	49
深圳南洋貨倉有限公司 (Shenzhen Nanyang Godown Co., Ltd.)	深圳市南洋貿易有限公司 (Shenzhen Nanyang Mao Yi Co., Ltd.)	10
蘇果超市有限公司 (Suguo Supermarket Co., Ltd)	江蘇省果品食雜總公司 (Jiangsu Foodstuffs Co., Ltd.)	15
蘇果超市(全椒)有限公司 (Suguo Supermarket (Quanjiao) Co., Ltd)	李維兵 (LI WEIBING)	10
蘇果超市(滁州)有限公司 (Suguo Supermarket (Chuzhou) Co., Ltd)	滁州市商貿超市有限公司 (Chuzhou Shi Shang Mao Supermarket Co., Ltd.)	12
蘇果超市(天長)有限公司 (Suguo Supermarket (TianChang) Co., Ltd)	天長市金猴商貿有限公司 (Tianchang Shi Jin Hou Shang Mou Co., Ltd.)	10
Lee Kun Chiu Kee Supermarket Limited 麗勤超記超級市場有限公司	Wong Kin Choy 黃建財	14.3
Wealthy Joy Limited 鴻正有限公司	(1) Cheung Yuk Kiang 張旭權	20
	(2) Lui Hop Ming 呂合銘	20

Members of the Group	Name of substantial shareholding(s)	Percentage of shareholder (%)
寧波華潤萬家有限公司 (Ningbo China Resources Vanguard Co. Ltd.)	寧波富邦百家緣超市有限公司 (Ningbo Fu Bang Bai Jia Yuan Supermarket Co., Ltd.)	20
山東華潤厚木尼龍有限公司 (Shandong CRC Atsugi Nylon Co. Ltd.)	厚木株式會社 (Atsugi Co., Ltd.)	40
河北正定華潤紡織有限公司 (Hebei Zhengding China Resources Textile Co., Ltd.)	正定縣工業經濟開發中心 (Zhengding Xian Industrial Economy Development Centre)	10
濟南華豐紡織有限公司 (Jinan Hua Feng Textiles Co., Ltd.)	(1) 山東海川控股集團有限公司 (Shandong Hai Chuan Holding Company Limited)	20
	(2) 濟南仁豐紡織有限責任公司 (Jinan Renfeng Textile Co., Ltd.)	16
咸陽華潤紡織有限公司 (Xianyang China Resources Textiles Co., Ltd.)	陝西天王興業集團有限公司 (Shanxi Tian Wan Xing Ye Holding Co., Ltd.)	20
Upmarket Enterprises Limited	Splendid Approach Group Limited	45
Tactical Solutions Incorporated	Esprit China Distribution Limited	49
南京華潤東方投資管理有限責任公司 (Nanjing China Resources Dong Fang Investment Management Co., Ltd.)	南京東方商城有限責任公司 (Nanjing Dong Fang Shang Cheng Co., Ltd.)	10
China Resources Snow Breweries Limited 華潤雪花啤酒有限公司	SABMiller Asia Limited 南非釀酒集團(亞洲)有限公司	49
華潤雪花啤酒(哈爾濱)有限公司 (China Resources Snow Breweries (Harbin) Company Limited)	黑龍江新三星股份有限公司 (Heilongjian Xin San Xing Holding Stock Co., Ltd.)	30
華潤雪花啤酒(盤錦)有限公司 (China Resources Snowflake Brewery (Panjin) Company Limited)	盤錦遼河啤酒有限公司 (Panjin Liao He Brewery Co., Ltd.)	15
沈陽華潤創業釀酒有限公司 (Shenyang Huarunchuangye Beer Co., Ltd.)	沈陽市望花啤酒廠 (Shenyang Shi Wang Hua Brewery Factory)	20

Members of the Group	Name of substantial shareholding(s)	Percentage of shareholder (%)
華潤雪花啤酒(鞍山)有限公司 (China Resources Snowflake Brewery (Anshan) Company Limited)	鞍山啤酒廠 (Anshan Brewery Factory)	10
華潤雪花啤酒(沈陽)有限公司 (China Resources Snow Breweries (Shenyang) Company Limited)	瀋陽市釀酒廠 (Shenyang Shi Niang Jiu Factory)	10
華潤雪花啤酒(武漢)有限公司 (China Resources Snow Brewery (Wuhan) Co., Ltd.)	武漢東西湖啤酒集團股份有限公司 (Wuhan Dong Xi Hu Breweries Holding Stock Co., Ltd.)	10
華潤雪花啤酒(浙江)股份有限公司 (China Resources Snow Breweries (Zhejiang) Stock Co., Ltd.)	孔飛躍 (Kong Feiyue)	27
華潤雪花啤酒(秦皇島)有限公司 (China Resources Snow Breweries (Qinhuangdao) Co., Ltd.)	秦皇島燕山實業公司 (Qinhuangdao Yanshan Enterprise Company)	10
華潤雪花啤酒(福建)有限公司 (China Resources Snow Breweries (Fujian) Co., Ltd.)	泉州中僑(集團)股份有限公司 (Quanzhou Zhongqiao (Holding) Stock Company Limited)	15
華潤雪花啤酒(杭州)有限公司 (China Resources Snow Breweries (Hangzhou) Co., Ltd.)	浙江西冷啤酒有限公司 (Zhejiang Xileng Brewery Company Limited)	30
華潤雪花啤酒(淮北)有限公司 (China Resources Snow Breweries (Huaibei) Co., Ltd.)	安徽淮北相王啤酒有限責任公司 (Anhui Huaibei Xiangwang Brewery Company Limited)	10

Service contracts

No director has an unexpired service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

Competing interests

As at the Latest Practicable Date, none of the Directors and their Associates was interested in any business apart from the Group's business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Material contracts

The following are contracts (not being contracts entered into in the ordinary course of business) entered into by the Group within the two years preceding the date of the Circular up to the Latest Practicable Date and which are or may be material:

(a) the Agreement;

(b) a sale and purchase agreement dated October 18, 2006 entered into between Preparis Limited, a wholly owned subsidiary of the Company, and China Resources Petrochem Gas Group Limited for the disposal of a 100% equity interest in China Resources Petrochems Holdings Limited by Preparis Limited to China Resources Petrochem Gas Group Limited.

Miscellaneous

- There is no contract or arrangement entered into by any member of the Group in which any Director is materially interested and which is significant in relation to the business of the Group.

- None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, the Company or any of its subsidiaries since December 31, 2006, the date to which the latest published audited financial statements of the Group were made up.

- The Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

- The secretary of the Company is Lee Yip Wah, Peter, who is a practising solicitor, a consultant of Messrs. Woo, Kwan, Lee & Lo, Solicitors and Notaries and a China appointed attesting officer.

- The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Keung Chi Wang, Ralph, who is a fellow member of the Association of Chartered Certified Accountant and a member of the Hong Kong Institute of Certified Public Accountants.

- The share registrars of the Company are Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

- The English texts of the Circular and the accompanying form of proxy shall prevail over their respective Chinese texts.

Documents available for inspection

Copies of the following documents will be available for inspection during business hours at the registered office of the Company from the date of the Circular up to and including the date of the EGM:–

- the memorandum of association and articles of association of the Company;
- the annual reports of the Company for each of the years ended December 31, 2005 and 2006;
- the material contracts referred to in the paragraph headed "Material contracts" of this appendix; and
- the Circular.



華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Resources Enterprise, Limited (the "Company") will be held immediately after an annual general meeting of the Company to be convened at 3:30 p.m. on Thursday, May 31, 2007 (or at 4:30 p.m. on the same day if no such annual general meeting is held) at 50th floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong for the purpose of considering and, if thought fit, passing the following resolution, with or without amendments as ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT a conditional share sale and purchase agreement dated April 19, 2007 ("Agreement") made between (i) the Company (as vendor), and (ii) China Petrochem & Chemical Corporation ("Sinopec") and (iii) Sinopec (Hong Kong) Limited, a wholly-owned subsidiary of Sinopec (a copy of which marked "A" is produced to the meeting and signed by the Chairman for the purpose of identification) relating to the acquisition by Sinopec of the entire issued share capital of China Resources Petrochems Investments Limited at a consideration of HK$4,000,000,000 to be satisfied by cash and the transactions contemplated therein be and are hereby approved and the managing director of the Company or any director as delegated by him be and is hereby authorized on behalf of the Company to sign seal execute perfect and deliver all such documents and to implement and take all steps and do any other and all acts and things as they may in their discretion consider to be desirable and/or necessary in the interests of the Company for the purpose of, or in connection with, the implementation and/or enforcement of the provisions of the Agreement."

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, May 11, 2007

Registered office:
39th Floor, China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Notes:

1. Every member entitled to attend and vote at the extraordinary general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited to the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the extraordinary general meeting.

3. According to Rule 13.39(4) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), any vote taken at the extraordinary general meeting shall be taken by poll. The Company shall announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

4. A circular of the Company dated May 11, 2007 in relation to the disposal of the entire equity interest in China Resources Petrochems Investments Limited by the Company under the Agreement can be viewed and downloaded from the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

5. The executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

附註：

1. 凡有權出席股東特別大會並於會上投票之股東，均有權委任一名或多名受委代表代其出席，並代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件之核證副本，最遲須於股東特別大會指定舉行時間四十八小時前交回本公司註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 根據香港聯合交易所有限公司證券上市規則（「《上市規則》」）第13.39(4)條，任何股東特別大會上的表決須以投票方式進行。本公司須按《上市規則》第13.39(5)條規定之方式公佈投票結果。

4. 本公司於二零零七年五月十一日就本公司根據該協議出售華潤石化投資有限公司全部股權而刊發之通函於香港聯合交易所有限公司網站 www.hkex.com.hk 可供閱覽及下載。

5. 本公司執行董事為宋林先生（主席）、陳樹林先生（董事總經理）、姜智宏先生（副董事總經理）、王群先生（副董事總經理）、劉百成先生（副董事總經理）及鄺文謙先生（副董事總經理）；非執行董事為喬世波先生、閻飈先生、蔣偉先生、王帥廷先生及謝勝喜先生；獨立非執行董事則為陳普芬博士、黃大寧先生、李家祥博士、鄭慕智先生、陳智思議員及蕭炯柱先生。



華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號:291)

股東特別大會通告

茲通告華潤創業有限公司(「本公司」)謹訂於二零零七年五月三十一日(星期四)下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會後,隨即舉行股東特別大會(若股東週年大會並未舉行,則股東特別大會將於同日下午四時三十分舉行),以考慮及酌情通過下列決議案(不論有否修訂)為本公司之普通決議案:

普通決議案

「動議批准(i)本公司作為賣方,(ii) 中國石油化工股份有限公司(「中國石化」)及(iii)中國石化全資附屬公司Sinopec (Hong Kong) Limited於二零零七年四月十九日就中國石化以代價港幣40億元(以現金支付)收購華潤石化投資有限公司全部已發行股本而簽訂之有條件股份買賣協議(「該協議」)(註有「A」字樣之副本已呈交本大會,並經由主席簽署以資識別),以及該協議項下擬進行之交易;以及授權本公司董事總經理或任何一位由其指派的董事代表本公司就旨在或關乎落實及/或執行該協議之條文而簽訂、蓋印、簽署、完成及送達所有文件,及實行及作出彼等酌情認為對本公司利益而言可能為適宜及/或必需之一切步驟、任何其他及所有行動及事宜。」

承董事局命
華潤創業有限公司
公司秘書
李業華

香港,二零零七年五月十一日

註冊辦事處:
香港
灣仔
港灣道26號
華潤大廈39樓

備查文件

以下文件可由本通函日期起直至召開股東特別大會當日(包括該日)的辦公時間內,在本公司之註冊辦事處查閱:

- 本公司的公司組織章程與公司組織章程細則;
- 本公司截至二零零五年及二零零六年十二月三十一日止年度各年的年報;
- 本附錄「重大合約」一節所述的重大合約;及
- 本通函。

競爭權益

於最後實際可行日，董事或彼等各自之任何聯繫人士概無在本集團業務以外的任何業務佔有權益，而該業務直接或間接與本集團業務構成競爭或可能構成競爭。

重大合約

本集團於通函日期前兩年內至最後實際可行日為止曾訂立的重大或可能屬於重大的合約（而非日常業務過程中訂立的合約）如下：

(a) 該協議；

(b) 本公司的全資附屬公司Preparis Limited與華潤石化燃氣集團有限公司於二零零六年十月十八日就Preparis Limited向華潤石化燃氣集團有限公司出售華潤石化控股有限公司100%股權而訂立的買賣協議。

其他事項

– 本集團之任何成員公司概無簽訂任何董事擁有重大權益且與本集團業務有重大關連之合約或安排。

– 自二零零六年十二月三十一日（即本集團最近刊發之經審核財務報表之結算日）起，概無董事於本公司或其任何附屬公司所收購、出售或承租，或擬收購、出售或承租之任何資產中擁有或曾擁有任何直接或間接權益。

– 就董事所知，本集團任何成員公司並無任何待決或面臨重大訴訟或索償。

– 本公司之公司秘書為李業華。他是一位執業律師，也是胡關李羅律師行的顧問律師，以及中國委託公證人。

– 根據上市規則第3.24條規定所委任本公司之合資格會計師為姜智宏，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

– 本公司股份過戶登記處為標準證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

– 本通函及隨附之代表委任表格之中英文文本如有歧義，概以英文文本為準。

本集團成員公司	主要股東名稱	持股量百分比(%)
華潤雪花啤酒(鞍山)有限公司	鞍山啤酒廠	10
華潤雪花啤酒(沈陽)有限公司	瀋陽市釀酒廠	10
華潤雪花啤酒(武漢)有限公司	武漢東西湖啤酒集團股份有限公司	10
華潤雪花啤酒(浙江)股份有限公司	孔飛躍	27
華潤雪花啤酒(秦皇島)有限公司	秦皇島燕山實業公司	10
華潤雪花啤酒(福建)有限公司	泉州中僑(集團)股份有限公司	15
華潤雪花啤酒(杭州)有限公司	浙江西冷啤酒有限公司	30
華潤雪花啤酒(淮北)有限公司	安徽淮北相王啤酒有限責任公司	10

服務合約

概無董事持有本公司或其任何附屬公司須作出賠償(一般法定責任除外)方可於一年內終止之未到期服務合約。

本集團成員公司	主要股東名稱	持股量百分比(%)
寧波華潤萬家有限公司	寧波富邦百家緣超市有限公司	20
山東華潤厚木尼龍有限公司	厚木株式會社	40
河北正定華潤紡織有限公司	正定縣工業經濟開發中心	10
濟南華豐紡織有限公司	(1) 山東海川控股集團有限公司	20
	(2) 濟南仁豐紡織有限責任公司	16
咸陽華潤紡織有限公司	陝西天王興業集團有限公司	20
Upmarket Enterprises Limited	Splendid Approach Group Limited	45
Tactical Solutions Incorporated	Esprit China Distribution Limited	49
南京華潤東方投資管理有限責任公司	南京東方商城有限責任公司	10
華潤雪花啤酒有限公司	南非釀酒集團(亞洲)有限公司	49
華潤雪花啤酒(哈爾濱)有限公司	黑龍江新三星股份有限公司	30
華潤雪花啤酒(盤錦)有限公司	盤錦遼河啤酒有限公司	15
沈陽華潤創業釀酒有限公司	沈陽市望花啤酒廠	20

本集團成員公司	主要股東名稱	持股量百分比(%)
聯友企業有限公司	四川新天地糧油食品進出口有限責任公司	49
香港文聯運輸有限公司	中糧深圳糧油食品進出口公司	20
五豐屠房(香港)有限公司	富髙企業有限公司	30
上海五豐畜禽食品有限公司	上海市食品進出口公司	49
上海五豐上食畜牧有限公司	錦江國際(集團)有限公司	49
上海五豐上食食品有限公司	錦江國際(集團)有限公司	49
深圳南洋貨倉有限公司	深圳市南洋貿易有限公司	10
蘇果超市有限公司	江蘇省果品食雜總公司	15
蘇果超市(全椒)有限公司	李維兵	10
蘇果超市(滁州)有限公司	滁州市商貿超市有限公司	12
蘇果超市(天長)有限公司	天長市金猴商貿有限公司	10
麗勤超記超級市場有限公司	黃建財	14.3
鴻正有限公司	(1) 張旭權	20
	(2) 呂合銘	20

本集團成員公司	主要股東名稱	持股量百分比(%)
和泰國際有限公司	大江南國際有限公司	49
五豐食品(深圳)有限公司	深圳市投資控股有限公司	30
深圳市鹽海肉類綜合加工有限公司	深圳市鹽田區果菜食品公司	47
杭州五豐嘉興冷食有限公司	杭州冷氣製品廠	40
杭州五豐冷食有限公司	杭州冷氣製品廠	40
浙江潤豐冷食有限公司	杭州商業資產經營(有限)公司	40
湖州五豐冷食有限公司	杭州冷氣製品廠	40
江西五豐食品有限公司	會昌縣精製米食公司	42
江西五豐牧業有限公司	江西省糧油食品進出口公司	49
江西五豐畜牧科技有限公司	江西省糧油食品進出口公司	49
九龍生牛貿易有限公司	(1) 葉滿堂	20
	(2) 建天有限公司	20

身份	股份數目
實益擁有人	4,496,700
投資經理	48,502,000
認可放款代理	87,442,057

4. 根據證券及期貨條例第XV部第2及第3分部而向本公司披露的資料所示，除以下J.P. Morgan Chase & Co. 按下文所述形式持有的法團外，所有由J.P. Morgan Chase & Co.控制及持有股份的法團均由 J.P. Morgan Chase & Co. 直接或間接全權控制：

法團名稱	J.P. Morgan Chase & Co. (直接或間接)持有的權益百分比
J.P. Morgan Securities Ltd.	98.95%

本集團其他成員公司的主要股東

於最後實際可行日，就董事所知或董事作出合理查詢後確認，以下人士直接或間接擁有附有權利於任何情況下可於本集團任何其他成員公司股東大會上投票的任何類別股本面值10%或以上的權益：

本集團成員公司	主要股東名稱	持股量百分比(%)
Senica International Limited	(1) Cheung Kong Investment Company Limited	22.5
	(2) Crownmax Limited	22.5
中國國際漁業公司	中國水產總公司	49
C & G Fisheries Company Limited	Legon Fishing Company Limited	49
中國酒業貿易有限公司	歐陽亦芃	10
中港聯合生豬有限公司	(1) 中國生豬貿易有限公司	15.59
	(2) 香港生豬貿易有限公司	15.59
	(3) 聯能貿易有限公司	17.82

1. 指已授出購股權涉及的華潤電力相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指於最後實際可行日華潤電力股份及相關股份的好倉總數所佔華潤電力已發行股本總數的百分比。

3. 喬世波先生被視為擁有其配偶的30,000股相關股份的權益。

4. 除附註3另有所指者外，本通函內所披露的權益由各董事以實益擁有人的身份持有。

擁有須具報權益的股東及主要股東

本公司

於最後實際可行日，除上文所披露的權益及淡倉外，就董事所知，以下人士於股份及相關股份中擁有須根據證券及期貨條例第XV部第2及第3分部須向本公司披露或已記錄在本公司須存置的登記冊內的權益或淡倉如下：

持有權益方名稱	持有權益方被視為擁有權益的股份數目	持股量百分比(%)
中國華潤總公司（「華潤總公司」）[1]	1,232,764,380	51.96
華潤股份有限公司[1]	1,232,764,380	51.96
CRC Bluesky Limited[1]	1,232,764,380	51.96
華潤[1]	1,232,764,380	51.96
澳洲聯邦銀行[2]	212,545,767	8.96
J.P. Morgan Chase & Co.[3]	140,440,757	5.92

1. 華潤為 CRC Bluesky Limited 的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。上表所列1,232,764,380股股份乃屬同一批股份。

2. 根據證券及期貨條例第XV部第2及第3分部而向本公司披露的資料所示，該等股份是由澳洲聯邦銀行直接或間接擁有100%控制權的法團持有。

3. 根據證券及期貨條例第XV部第2及第3分部而向本公司披露的資料所示，該等股份是由 J.P. Morgan Chase & Co. 及其控制的法團（附註4）以下述身份持有：

(ii) 於一間相聯法團—華潤勵致有限公司(「華潤勵致」)已發行普通股及相關股份中擁有的權益:

董事姓名	好倉/淡倉	股份數目	相關股份數目[1]	共佔權益百分比[2] (%)
宋林	好倉	2,018,000	8,900,000	0.39
閻飈	好倉	–	6,000,000	0.22
蔣偉	好倉	–	720,000	0.03
王帥廷	好倉	–	540,000	0.02
謝勝喜	好倉	–	450,000	0.02
劉百成	好倉	1,316,000	–	0.05

1. 指已授出購股權涉及的華潤勵致相關股份,該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指於最後實際可行日華潤勵致股份及相關股份的好倉總數所佔華潤勵致已發行股本總數的百分比。

3. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

(iii) 於一間相關法團—華潤電力控股有限公司(「華潤電力」)已發行普通股及相關股份中擁有的權益:

董事姓名	好倉/淡倉	股份數目	相關股份數目[1]	共佔權益百分比[2] (%)
宋林	好倉	–	2,900,000	0.08
陳樹林	好倉	–	640,000	0.02
王群	好倉	–	500,000	0.01
劉百成	好倉	–	200,000	0.01
喬世波	好倉	200,000	900,000	0.03
	好倉	–	30,000[3]	
閻飈	好倉	–	560,000	0.01
蔣偉	好倉	–	1,600,000	0.04
王帥廷	好倉	2,000,000	3,250,000	0.14
謝勝喜	好倉	–	700,000	0.02

1. 指已授出購股權涉及的相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指於最後實際可行日股份及相關股份中的好倉總數所佔本公司已發行股本總數的百分比。

3. 該權益由陳普芬博士擁有88.25%已發行股本的公司持有。

4. 除附註3另有所指者外，本通函內所披露的權益由各董事以實益擁有人的身份持有。

(b) *於相聯法團已發行普通股及相關股份中擁有的權益*

(i) 於一間相聯法團—華潤置地有限公司（「華潤置地」）已發行普通股及相關股份中擁有的權益：

董事姓名	好倉／淡倉	股份數目	相關股份數目[1]	共佔權益百分比[2] (%)
宋林	好倉	–	900,000	0.03
陳樹林	好倉	700,000	–	0.02
劉百成	好倉	–	500,000	0.01
喬世波	好倉	700,000	–	0.02
閻飈	好倉	1,992,000	–	0.06
蔣偉	好倉	892,000	–	0.03
王帥廷	好倉	200,000	540,000	0.02
謝勝喜	好倉	80,000	500,000	0.02

1. 指已授出購股權涉及的華潤置地相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。

2. 指於最後實際可行日華潤置地股份及相關股份的好倉總數所佔華潤置地已發行股本總數的百分比。

3. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

責任聲明

本通函所載資料乃遵照上市規則而提供，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實致使本通函所載任何陳述具有誤導成份。

權益披露

董事

於最後實際可行日，及根據證券及期貨條例及上市規則須存於本公司的紀錄及每位董事作出的確認，本公司董事及最高行政人員於本公司及其相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及香港交易所的權益及淡倉（包括根據證券及期貨條例的條文規定被列為或視作擁有的權益及淡倉），或須根據證券及期貨條例第352條規定記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據香港交易所證券上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及香港交易所的權益及淡倉如下：

(a)　*於本公司已發行普通股及相關股份中擁有的權益*

董事姓名	好倉／淡倉	股份數目	相關股份數目[1]	共佔權益百分比[2] (%)
宋林	好倉	1,800,000	–	0.08
陳樹林	好倉	2,412,000	–	0.10
王群	好倉	360,000	–	0.02
劉百成	好倉	600,000	–	0.03
鄺文謙	好倉	1,194,000	–	0.05
喬世波	好倉	1,400,000	–	0.06
閻飈	好倉	1,000,000	–	0.04
蔣偉	好倉	240,000	–	0.01
陳普芬	好倉 好倉	336,000 170,000[3]	200,000	0.03
黃大寧	好倉	–	200,000	0.01
李家祥	好倉	–	200,000	0.01

債務聲明

於二零零七年三月三十一日（即於本通函付印前確定本「債務聲明」所載若干資料的最後實際可行日）營業時間結束時，本集團的有抵押銀行借貸約港幣2.01億元以本集團合計賬面淨值約8,300萬元的若干固定資產的固定押記作為抵押；無抵押借貸約港幣94.18億元，包括銀行貸款約港幣92.75億元，其他貸款（大部分為本集團若干附屬公司的少數股東給予該等附屬公司的貸款）約港幣1.43億元及融資租約責任約港幣200萬元。此外，本集團於該日期的或然負債約為港幣5億元，乃本集團實際向一聯營公司提供的銀行貸款擔保。

除以上所述或在本通函其他部分所披露者，以及除集團內公司之間的負債外，於二零零七年三月三十一日，本集團並無已發行及未償還或已同意發行的任何借貸資本、銀行透支、貸款、債務證券或其他類似債務、承兑票據負債（不包括正常貿易票據）或承兑信貸、債權證、抵押、押記、融資租約或租購承擔、擔保或其他重大或然負債。

營運資金聲明

董事認為，經計算本集團現有內部財務資源、出售事項估計所得款項淨額、以及本公司擬緊隨完成後宣派得特別股息每股港幣0.60元後，本集團擁有足夠營運資金供其目前所需，即本通函日期起計未來最少12個月內的資金需求。

本集團的財務及業務前景

自本財政年度開始以來，本集團的核心業務仍為零售、飲品、食品加工及經銷、紡織及物業投資。完成後，本集團將不再於香港及中國內地經營非核心石油及相關產品經銷業務。

展望未來，本集團超市業務今後的擴張，將會專注於地區和店舖業態，務求以最具效益的方式在目標地區建立主導地位。就本集團超市業務的其中四種店舖業態，本集團日後開設新店將以超市和標準超市為主，視乎地方人口分佈和經濟狀況而定。飲品業務將繼續塑造行銷全國的「雪花」啤酒品牌，並將其啤酒分銷網絡從現時沿海區域和長江流域擴展至鄰近地區，抓緊內地啤酒市場需求冒升的形勢。食品加工及經銷業務將繼續塑造「五豐」品牌為優質鮮肉的標誌，在中國主要城市建立具有競爭力的供應鏈，涵蓋豬隻採購、屠宰、肉類生產、以至零售等環節。面對紡織市場的種種挑戰，本集團紡織業務今後將繼續建立在高檔紗線和尼龍產品方面的優勢，滿足海外市場對優質襯衫和絲襪的需求，同時瞄準開發以牛仔褲便服為主的成衣出口業務。

在本公司的任何股東大會上，交由大會表決的決議案須以舉手方式表決，除非上市規則及／或其他適用法例及規例可能不時規定以投票方式表決，或除非（在宣佈舉手表決的結果之前或之時）下列任何人士要求以投票方式表決(a)大會主席；或(b)不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或(c)親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或(d)親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

根據上市規則第13.39(4)條，股東特別大會上的任何表決是以投票方式進行，本公司須按上市規則第13.39(5)條規定的方式公佈投票結果。

推薦意見

董事局認為該協議乃於本公司一般業務過程中按正常商業條款訂立，而出售事項的條款屬公平合理，同時亦相信，將於股東特別大會上提呈的決議案乃符合本公司及其股東的整體利益，並建議獨立股東投票贊成股東特別大會通告所載的決議案。

其他資料

閣下務請垂注本通函附錄所載的其他資料及股東特別大會通告。

此致

列位股東　台照

承董事局命
華潤創業有限公司
主席
宋林
謹啟

二零零七年五月十一日

股東及有意投資者應注意，本公司派付特別股息須待完成後，方可作實。因此，彼等於買賣股份時務須謹慎行事。

有關本公司的資料

本公司為香港交易所上市的公司，主要在內地及香港經營消費業務。本集團的核心業務為零售、飲品、食品加工及經銷、紡織及物業投資。本集團亦有經營石油產品經銷業務及從事其他投資項目。

為與本集團的政策一致，本集團將一如既往，繼續審閱其業務組合（包括但不限於與其核心業務組合無關或缺乏群眾效應的任何業務或資產）。本集團目前概無任何明確的計劃或時間表，以出售與其核心業務組合無關或缺乏群眾效應的任何業務或資產。

遵守上市規則及股東批准

根據上市規則第14章，該協議構成本公司一項主要交易，須符合若干規定，包括獲得股東在股東特別大會以多數票通過。任何於出售事項擁有重大權益的股東及其聯繫人，均須在股東特別大會上放棄就批准出售事項而投票。華潤石化投資集團與華潤集團一直就石油及相關產品的儲存以及青衣及柴灣油庫設施管理進行若干持續交易，該等持續交易載於本公司日期為二零零零年十一月一日的通函內。本公司獲華潤告知，華潤與中國石化已就油庫訂立獨立安排。鑒於華潤與中國石化另行訂立安排，本公司控股股東華潤認為，其於出售事項擁有重大利益，因此決定華潤及其聯繫人將於股東特別大會上放棄投票。

股東特別大會

召開股東特別大會的通告載於本通函第22至23頁，而此函件亦構成本通函一部分。股東特別大會適用的代表委任表格隨函附奉。閣下無論能否出席大會並於會上投票，務請按隨附的代表委任表格所印指示填妥有關表格，並盡快交回本公司註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。閣下填妥並交回代表委任表格後，仍可按本身意願親身出席股東特別大會或其任何續會，並於會上投票。

出售事項對本公司之財務影響

鑒於華潤石化投資集團於截至二零零六年十二月三十一日止兩個財政年度均錄得利潤，若損失華潤石化投資集團的利潤貢獻，將降低本集團二零零七年度的盈利。然而，預計本集團將於出售事項完成時，就在同一年度確認出售收益。於完成前，華潤石化投資的賬目將繼續在本集團賬目內合併計算。根據華潤石化投資於完成日期的綜合資產淨值約港幣16億元計算，估計本公司將於出售事項完成時，就出售事項在本公司綜合賬目確認收益約港幣24億元。

鑒於華潤石化投資為本公司的全資附屬公司，而本公司於完成後，將不再擁有華潤石化投資的任何權益，因此於完成時，本集團的綜合資產與負債將會減去華潤石化投資集團的資產與負債。緊隨完成後，本集團的綜合淨資產將初步增添出售華潤石化投資的收益約港幣24億元。派發特別股息後，本集團的綜合資產將相應減少。於最後實際可行日，本公司的已發行繳足股本約為港幣23.73億元。按上述已發行繳足股本計算，支付特別股息後，本集團的綜合淨資產將減少約14.24億元。

進行出售事項的理由

本集團銳意成為中國最大規模的消費公司，故一直不斷重組其非核心業務，轉移集中發展核心消費業務及出售非核心業務。作為該重組計劃的一部分，本集團於二零零六年十一月完成出售於中國的管道燃氣業務、化工業務及其他石油相關業務。本集團進一步決定出售於香港的石油及相關產品經銷業務，因出售事項將使本集團大致完成將本集團業務轉型為核心消費業務的策略。完成後，本集團將不再於香港及中國從事石油及相關產品經銷業務。

本集團會將出售事項所得款項用於一般營運資金及派付特別股息。經考慮本集團目前的財務狀況以及未來的資金需求，本公司擬於完成後隨即就每股股份宣派特別股息港幣0.6元，根據本公司於最後實際可行日的已發行股本計算，即共約港幣14.24億元，佔所得款項約36%，而其餘所得款項約港幣25.76億元將用作一般營運資金，供本集團核心業務的未來擴充與發展。本公司將於完成後盡快公佈有關特別股息安排的詳情。

關產品經銷業務。根據華潤石化投資集團於本通函日期的集團架構，涉及出售事項的資產（即本集團於香港的全數石油經銷業務）截至二零零六年十二月三十一日止兩個財政年度應佔未經審核純利（除稅項及非經常性事項之前及之後）載列如下：

涉及出售事項的資產應佔 **港幣百萬元**	**截至十二月三十一日止年度** **二零零五年** *（經審核）*	 **二零零六年** *（經審核）*
除稅項、非經常性事項及少數股東權益前的綜合純利	373.0	418.1
股東應佔綜合純利	314.3	359.4

根據香港公認會計原則編製華潤石化投資於二零零六年十二月三十一日的經審核綜合淨資產約為港幣16.639億元。

代價基準

代價港幣40億元乃經買賣雙方公平磋商後釐定，並已計入（其中包括）華潤石化投資於截至二零零六年十二月三十一日止兩個年度的綜合純利及華潤石化投資於完成日期的綜合淨資產、香港從事石油經銷行業的可作比較公司的市盈率及未來前景，此乃參照華潤石化投資集團所處的經營地區普遍的營商環境（包括但不限於油價波動、香港石油經銷行業的激烈競爭，以及市場飽和以致發展機會有限）。

倘華潤石化投資於完成日期審計（按香港公認會計原則編製）項下的經審核綜合淨資產少於或超過港幣16億元，則代價須於完成後以一元兑一元的方式作出調整。

代價為華潤石化投資截至二零零六年十二月三十一日止年度經審核綜合純利約港幣3.29億元的12.2倍，較華潤石化投資於完成日期估計經審核綜合淨資產約港幣16億元溢價約150.0%。

根據市盈率及淨資產溢價、華潤石化投資集團的未來前景及華潤石化投資集團的往績記錄，董事（包括獨立非執行董事）認為，該協議的條款乃按一般商業條款訂立，並誠屬公平合理，而出售事項乃符合股東的整體利益。

完成：	受該協議的條款所限並待該協議項下的先決條件達成後，完成預期於二零零七年六月二十九日（或（如屬較早日期）於條件達成後第15個營業日）落實。
最後截止日期：	倘條件未能於二零零八年六月三十日（或本公司與中國石化可能協定的其他日期）或之前達成，則該協議將告失效且不再有效，而訂約各方毋須向對方負上其中任何責任，惟先前違約者除外。

有關華潤石化投資的資料

華潤石化投資為華潤石化投資集團有關本集團香港石油產品經銷業務的控股公司，主要業務如下：

- 向香港批發及零售市場運輸、儲存及營銷石油產品，包括天然氣石油、燃油、煤油、噴氣燃料、汽油及潤滑油，其中涉及加油及液化石油加油站、加油站及液化石油氣站；
- 於香港經銷液化石油氣；
- 擁有及經營運油船、氣體船及小型至中型船舶，專門用以經營石油經銷業務。

於截至二零零六年十二月三十一日止兩個財政年度，根據香港公認會計原則編製華潤石化投資除稅項、非經常性事項及少數股東權益前的經審核綜合純利及華潤石化投資股東應佔純利如下：

華潤石化投資 **港幣百萬元**	**截至十二月三十一日止年度** **二零零五年** *(經審核)*	 **二零零六年** *(經審核)*
除稅項、非經常性事項及少數股東權益前的綜合純利	671.1	388.8
股東應佔綜合純利	522.6	329.0

華潤石化投資集團過去一直為本集團於香港及中國全數石油及相關產品經銷業務的控股公司，但華潤石化投資集團於二零零五及二零零六年出售了中國大部分石油及相

本集團會將出售事項所得款項用於一般營運資金及派付特別股息。經考慮本集團目前的財務狀況以及未來的資金需求，本公司擬於完成後隨即就每股股份宣派特別股息港幣0.6元，根據本公司於最後實際可行日的已發行股本計算，即共約港幣14.24億元，佔所得款項約36%，而其餘所得款項約港幣25.76億元將用作一般營運資金，供本集團核心業務的未來擴充與發展。本公司將於完成後盡快公佈有關特別股息安排的詳情。

該協議

日期：	二零零七年四月十九日
賣方：	本公司
買方：	中國石化或其指定全資附屬公司 據董事經作出一切合理查詢後所深知、全悉及確信，中國石化為獨立於本公司及其關連人士（定義見上市規則）的第三方。
將予出售的資產：	華潤石化投資的全部股權。完成後，本公司將不再擁有華潤石化投資的任何權益，而華潤石化投資則不再屬本公司的附屬公司。
代價：	港幣40億元
付款安排：	出售事項的代價將以現金於完成時支付。
先決條件：	完成須待以下先決條件達成後方告落實： i. 本公司股東於股東特別大會上通過一項決議案；及 ii. 中國石化須向以下中國政府部門取得所有有關出售事項的必要同意書、確認書及批文（或豁免）：(i)國家發展和改革委員會；(ii)商務部；及(iii)國家外匯管理局。 於最後實際可行日，各項條件均未完成。



華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號:291)

執行董事:
宋林 *(主席)*
陳樹林 *(董事總經理)*
姜智宏 *(副董事總經理)*
王群 *(副董事總經理)*
劉百成 *(副董事總經理)*
鄺文謙 *(副董事總經理)*

非執行董事:
喬世波
閻飈
蔣偉
王帥廷
謝勝喜

獨立非執行董事:
陳普芬
黃大寧
李家祥
鄭慕智
陳智思
蕭炯柱

註冊辦事處暨總辦事處:
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者:

引言

於本公司二零零七年四月十九日的公告內,董事局宣佈,本公司於同日與中國石化訂立有條件協議,向中國石化出售華潤石化投資的全部股權,現金代價為港幣40億元。完成前,華潤石化投資為本公司全資附屬公司,並為本集團香港石油產品經銷業務的控股公司。

「股東特別大會」	指	本公司將於二零零七年五月三十一日（星期四）下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會後隨即舉行的股東特別大會及其任何續會（若股東週年大會並未舉行，則股東特別大會將於同日下午四時三十分舉行）
「本集團」	指	本公司及其附屬公司
「香港公認會計原則」	指	香港公認會計原則
「香港」	指	中國香港特別行政區
「獨立股東」	指	本公司的股東（但不包括華潤及其聯繫人，因華潤認為本身於出售事項擁有重大權益，因此決定華潤及其聯繫人將於股東特別大會放棄投票）
「最後實際可行日」	指	二零零七年五月七日，就確定本通函所載若干資料的最後實際可行日
「上市規則」	指	香港交易所證券上市規則
「中國」	指	中華人民共和國
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「中國石化」	指	中國石油化工股份有限公司，一家於中國註冊成立的公司，並在香港交易所（股份代號：386）、上海交易所、倫敦證券交易所和紐約證券交易所上市，是香港恆生指數成份股之一。中國石化是擁有上、中、下游業務而綜合一體化的能源化工公司
「股份」	指	本公司股本中每股面值港幣1.00元的股份
「股東」	指	股份持有人
「香港交易所」	指	香港聯合交易所有限公司
「特別股息」	指	本公司擬於完成後隨即就每股股份宣派的特別股息港幣0.6元
「港幣元」及「仙」	指	香港法定貨幣港幣元及仙

本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「該協議」	指	就出售事項於二零零七年四月十九日訂立的買賣協議
「聯繫人」	指	具有上市規則所賦予的涵義
「董事局」	指	本公司董事局
「中國內地」	指	中國（不包括香港）
「本通函」	指	本公司於二零零七年五月十一日刊發的通函
「本公司」	指	華潤創業有限公司（股份代號：291），一家於香港註冊成立並於香港交易所上市的公司
「完成」	指	該協議的完成
「完成日期」	指	完成該協議的日期
「條件」	指	完成的先決條件
「華潤」	指	華潤（集團）有限公司，為本公司的直屬控股公司，於最後實際可行日持有本公司已發行股本約51.96%權益，並於香港註冊成立為有限責任公司
「華潤集團」	指	華潤及其附屬公司（本集團除外）
「華潤石化投資」	指	華潤石化投資有限公司，一家於英屬處女群島註冊成立的公司，為本公司全資擁有。華潤石化投資是本公司於香港的石油產品經銷業務的控股公司
「華潤石化投資集團」	指	華潤石化投資及其附屬公司
「出售事項」	指	根據該協議本公司出售華潤石化投資的全部股權
「董事」	指	本公司的董事

目　錄

此乃要件 請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附此通函之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。



華潤創業有限公司
China Resources Enterprise, Limited

（於香港註冊成立的有限公司）

（股份代號：291）

主要交易

出售本公司香港石油產品經銷業務

本公司謹訂於二零零七年五月三十一日（星期四）下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會後，隨即舉行股東特別大會（若股東週年大會並未舉行，則股東特別大會將於同日下午四時三十分舉行），召開股東特別大會的通告載於本通函第22至23頁。股東特別大會適用的代表委任表格隨函附奉。 閣下無論能否出席大會並於會上投票，務請按隨附的代表委任表格所印指示填妥有關表格，並盡快交回本公司註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。 閣下填妥並交回代表委任表格後，仍可按本身意願親身出席股東特別大會或其任何續會，並於會上投票。

END

二零零七年五月十一日